Exhibit 99.1

Abivax Announces Annual General Meeting Details as Company Advances Toward Key 2025 Value-Driving Milestones

•	Annual General Meeting scheduled for Friday, June 6, 2025, in Paris, France

•	Phase 3 ABTECT induction trials remain on track: enrollment completion expected in Q2 2025, with top-line induction results expected in Q3 2025

PARIS, France – April 22, 2025 – 10:05 PM CEST – Abivax SA (Euronext Paris: FR0012333284 – ABVX / Nasdaq: ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases, today announced that the upcoming Annual General Meeting will be held on June 6, 2025, in Paris, France.

Additional information and preparatory documents for this Annual General Meeting will be made available in the coming weeks in accordance with applicable legal and regulatory requirements.

This announcement comes as Abivax continues to execute against critical 2025 operational milestones, including the ongoing Phase 3 ABTECT clinical program. The Company confirmed that it remains on track to complete induction trials enrollment in the second quarter of 2025, with top-line induction data expected in the third quarter of 2025.

Marc de Garidel, Chief Executive Officer of Abivax, commented: “With major clinical readouts approaching, we believe 2025 has the potential to be a transformative year for Abivax. To demonstrate our confidence in the Company’s long-term value creation, the executive leadership team, including myself, made the decision to invest in approximately 120,000 Abivax ordinary shares in Q1 2025 . This reinforces our alignment with shareholders as we advance toward potential commercialization.”

About Abivax

Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis. More information on the Company is available at www.abivax.com. Follow Abivax on LinkedIn and on X, formerly Twitter, @Abivax.

Contact:

Patrick Malloy

SVP, Investor Relations

Abivax SA

+1 847 987 4878

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, forecasts and estimates, including those relating to the Company’s business objectives. Words such as “anticipate,” “continue,” “expect,” “potential” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements concerning or implying the therapeutic potential of Abivax’s drug candidates, Abivax’s expectations regarding the availability of data and timing of reporting results from its clinical trials, including its Phase 3 ABTECT-1 and ABTECT-2 induction trials and Phase 3 ABTECT maintenance trial, and other statements that are not historical fact. Although Abivax’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks, contingencies and uncertainties, many of which are difficult to predict and generally beyond the control of Abivax, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. A description of these risks, contingencies and uncertainties can be found in the documents filed by the Company with the French Autorité des Marchés Financiers pursuant to its legal obligations including its universal registration document (Document d’Enregistrement Universel) and in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 24, 2025 under the caption “Risk Factors.” These risks, contingencies and uncertainties include, among other things, the uncertainties inherent in research and development, future clinical data and analysis, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug candidate, as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, and the availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements. Special consideration should be given to the potential hurdles of clinical and pharmaceutical development, including further assessment by the Company and regulatory agencies and IRBs/ethics committees following the assessment of preclinical, pharmacokinetic, carcinogenicity, toxicity, CMC and clinical data. Furthermore, these forward-looking statements, forecasts and estimates are made only as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements. Abivax disclaims any obligation to update these forward-looking statements, forecasts or estimates to reflect any subsequent changes that the Company becomes aware of, except as required by law. Information about pharmaceutical products (including products currently in development) that is included in this press release is not intended to constitute an advertisement. This press release is for information purposes only, and the information contained herein does not constitute either an offer to sell or the solicitation of an offer to purchase or subscribe for, securities of the Company in any jurisdiction. Similarly, it does not give and should not be treated as giving investment advice. It has no connection with the investment objectives, financial situation or specific needs of any recipient. It should not be regarded by recipients as a substitute for exercise of their own judgment. All opinions expressed herein are subject to change without notice. The distribution of this document may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions.